Cipherloc Corporation

6836 Bee Cave Road

Bldg. 1, S#279

Austin, TX 78746

January 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Fowler

Re:	Cipherloc Corporation
Amendment No. 1 to Post-Effective Amendment No. 1 to Form S-1 Registration Statement
Filed December 30, 2021
File No. 333-255629

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cipherloc Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Friday, January 7, 2022, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

CIPHERLOC CORPORATION

By:	/s/ Ryan Polk
Name:	Ryan Polk
Title:	Chief Financial Officer

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